United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Farfetch Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

30744W107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30744W107	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons José Neves
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,452,705
	6	Shared Voting Power 43,423,518
	7	Sole Dispositive Power 6,452,705
	8	Shared Dispositive Power 43,423,518

9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,876,223
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 12.4%
12	Type of Reporting Person IN

CUSIP No. 30744W107	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons TGF Participations Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 43,423,518
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 43,423,518

9	Aggregate Amount Beneficially Owned by Each Reporting Person 43,423,518
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 11.0%
12	Type of Reporting Person OO (limited company)

CUSIP No. 30744W107	Schedule 13G	Page 3 of 7

ITEM 1.	(a) Name of Issuer:

Farfetch Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

The Bower, 211 Old Street, London EC1V 9NR, United Kingdom

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

José Neves

TGF Participations Limited

(b)	Address or Principal Business Office:

The address of Mr. Neves is c/o Farfetch Limited, The Bower, 211 Old Street, London EC1V 9NR, United Kingdom. The address of TGF Participations Limited is 1st Floor, Court Row Chambers, Court Row, Ramsey, IM8 1JS, Isle of Man.

(c)	Citizenship of each Reporting Person is:

Mr. Neves is a Portuguese citizen. TGF Participations Limited is organized under the laws of the Isle of Man.

(d)	Title of Class of Securities:

Class A Ordinary Shares, par value $0.04 per share (“Class A Ordinary Shares”)

(e)	CUSIP Number:

30744W107

ITEM 3.

Not applicable.

CUSIP No. 30744W107	Schedule 13G	Page 4 of 7

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of December 31, 2023, based upon 351,972,468 Class A Ordinary Shares outstanding as of December 31, 2022, as disclosed in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on March 8, 2023. The percent of class presented below assumes the conversion of the Class B Ordinary Shares, par value $0.04 per share (“Class B Ordinary Shares”) of the Issuer held by the Reporting Persons into Class A Ordinary Shares on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
José Neves	49,876,223	12.4%	6,452,705	43,423,518	6,452,705	43,423,518
TGF Participations Limited	43,423,518	11.0%	0	43,423,518	0	43,423,518

José Neves is the beneficial owner of 49,876,223 Class A Ordinary Shares, which includes: (i) 6,452,705 Class A Ordinary Shares issuable upon vesting and exercise of restricted stock units and stock options held of record by Mr. Neves that are exercisable within 60 days of December 31, 2023, (ii) 565,438 Class A Ordinary Shares held of record by TGF Participations Limited, and (iii) 42,858,080 Class A Ordinary Shares issuable upon conversion on a one-for-one basis of Class B Ordinary Shares held of record by TGF Participations Limited.

Mr. Neves exercises voting and investment power over the securities held of record by TGF Participations Limited and may be deemed to share beneficial ownership of the securities held of record by TGF Participations Limited.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 30744W107	Schedule 13G	Page 5 of 7

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 30744W107	Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024

José Neves

/s/ José Neves

TGF Participations Limited

By:	/s/ Jane Freer
Jane Freer
Director

By:	/s/ Sarah Weaver
Sarah Weaver
Director

CUSIP No. 30744W107	Schedule 13G	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 12, 2019).